Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120

E. Taylor Brody
ebrody@stradley.com
215-564-8071

November 12, 2021

Filed via EDGAR

Ms. Samantha A. Brutlag, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Subject:	Amendments to Ivy Funds’ Registration Statements on Form N-1A
(File Nos. 811-06569; 033-45961)

Dear Ms. Brutlag:
On behalf of Delaware Ivy Asset Strategy Fund, Delaware Ivy Balanced Fund, Delaware Ivy Global Bond Fund, Delaware Ivy International Value Fund, Delaware Ivy Multi-Asset Income Fund, and Delaware Ivy Total Return Bond Fund (the “Funds”), series of Ivy Funds, submitted herewith via EDGAR are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) communicated on November 1, 2021 with regard to the amendments to the Funds’ Registration Statements on Form N-1A (the “Amendments”).

Each comment from the Staff is summarized below, followed by the Funds’ response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Registration Statements.

Delaware Ivy Asset Strategy Fund/Delaware Ivy Balanced Fund Registration Statement

1.
Comment: For both Funds, please move the paragraph related to the voluntary waiver out of the section of the Prospectus entitled “What are the Fund’s fees and expenses?” Voluntary waivers can only be disclosed after the summary section of the prospectus.

Response: The Funds will change the voluntary waivers to contractual waivers that will be reflected in the fee table and footnotes and will run from November 15, 2021 through November 15, 2022. The paragraphs related to the voluntary waivers will be deleted.

2.
Comment: In the section of the Prospectus entitled “What are the Fund’s fees and expenses?” for Delaware Ivy Asset Strategy Fund, the contractual fee waiver is required to run for a full year from the date of effectiveness of the Prospectus in order to be shown in the summary section.

Response: The contractual waiver will run from November 15, 2021 through November 15, 2022 and the related footnote disclosure will be revised accordingly.

3.	Comment: Clarify the statement that the Delaware Ivy Asset Strategy Fund “primarily invests a portion of the Fund’s assets in global equity securities that the Manager believes can outperform the

Fund’s benchmark index” in the sections of the Prospectus entitled “What are the Fund’s principal investment strategies?” and “Our principal investment strategies” to specify whether such outperformance would be either before or after fund expenses.

Response: The Fund’s outperformance relative to the benchmark would be before fund expenses and the related references in the Fund’s prospectus will be revised accordingly.

4.
Comment: Consider whether Large-capitalization company risk should be disclosed as a risk under “What are the principal risks of investing in the Fund?” and as a “Principal Risk” under “How we manage the Funds – The risks of investing in the Funds” for Delaware Ivy Asset Strategy Fund given the fact that “the Fund primarily invests in securities issued by large-capitalization companies” as stated on page 2 of the Prospectus.

Response: Large-capitalization company risk will be moved to be included as a “Principal Risk” for the Fund in the statutory risk section. The Delaware Funds do not generally include Large-capitalization company risk in the summary risks because we believe the related risks are already adequately disclosed, such as under “Market risk,” for example.

5.
Comment: Consider whether Derivatives risk should be disclosed as a risk under “What are the principal risks of investing in the Fund?” and as a “Principal Risk” under “How we manage the Funds – The risks of investing in the Funds” for Delaware Ivy Asset Strategy Fund given the fact that “[t]he Fund may use a wide range of derivative instruments” as stated on page 3 of the Prospectus. If not, please explain why not.

Response: Derivatives risk will be added as a risk under “What are the principal risks of investing in the Fund?” and be included as a “Principal Risk” for the Fund in the statutory risk section.

6.	Comment: For both Funds, consider whether “IBOR risk” should instead be referred to as “LIBOR risk” or “LIBOR transition risk” to more accurately describe the risks disclosed therein.

Response: The Funds believe that the risk is accurately described and appropriately reflects future IBOR-related risks in addition to the more immediate LIBOR-related risk. Therefore, the Funds respectfully decline this comment.

7.	Comment: For both Funds, include a sentence under “How has [the Fund] performed?” to note that the prior performance does not reflect the investment strategy changes effective as of November 15, 2021.

Response: The requested change will be made.

8.
Comment: Consider whether Large-capitalization company risk and mid-capitalization company risk should be disclosed risks under “What are the principal risks of investing in the Fund?” and as “Principal Risks” under “How we manage the Funds – The risks of investing in the Funds” for Delaware Ivy Balanced Fund given the fact that “the Fund invests primarily in medium to large, well-established companies” as stated on page 8 of the Prospectus.

Response: Large-capitalization company risk will be included as a “Principal Risk” for the Fund in the statutory risk section. The Delaware Funds do not generally include Large-capitalization company risk in the summary risks because we believe the related risks are already adequately disclosed, such as under “Market risk,” for example. Also, mid-capitalization company risk will be included as a “Principal Risk” for the Fund in the statutory risk section as well. In addition, Company size risk will be added to “What are the principal risks of investing in the Fund?” in the Fund’s summary prospectus.

9.
Comment: On page 3 of the Prospectus under “What are the Fund’s principal investment strategies?” and on page 13 of the Prospectus under “How we manage the Funds – Our principal investment strategies – Delaware Ivy Asset Strategy Fund,” consider rephrasing “de lever” and adding in a related parenthetical to make it more readable for shareholders.

Response: The current reference will be replaced with “de-lever itself (in other words to reduce debt)”.

10.
Comment: Clarify the reference in the section of the Prospectus entitled “Broker-defined sales charge waiver policies” related to “[t]he information in this Appendix” because it does not appear to be located in an appendix.

Response: The reference to the Appendix will be deleted.

Delaware Ivy Global Bond Fund/Delaware Ivy International Value Fund Registration Statement

11.
Comment: For both Funds, please move the paragraph related to the voluntary waiver out of the section of the Prospectus entitled “What are the Fund’s fees and expenses?”. Voluntary waivers can only be disclosed after the summary section of the prospectus.

Response: The Funds will change the voluntary waivers to contractual waivers that will be reflected in the fee table and footnotes and will run from November 15, 2021 through November 15, 2022. The paragraphs related to the voluntary waivers will be deleted.

12.
Comment: For both Funds, in the section of the Prospectus entitled “What are the Fund’s fees and expenses?” the contractual fee waivers are required to run for a full year from the date of effectiveness of the Prospectus in order to be shown in the summary section.

Response: The contractual waivers will run from November 15, 2021 through November 15, 2022 and the related footnote disclosure will be revised accordingly.

13.
Comment: For Delaware Ivy Global Bond Fund Global Bond, clarify in the Prospectus under “What are the Fund’s principal investment strategies?” that the Fund will invest at least 40% of its assets in investments tied economically throughout the world and will be invested in more than 1 or 2 countries at a time. In addition, define what the Fund considers to be “non-US”.

Response: The requested changes will be made and the first sentence under “What are the Fund’s principal investment strategies?” will be replaced with the following:

Under normal circumstances, the Fund invests at least 40% (or, if the Manager deems it warranted by market conditions, at least 30%) of its total assets in securities of non-US issuers, including those located in at least three countries including the United States. Non-US issuers are those that are (1) economically tied to a non-US country or countries, or (2) issued or guaranteed by a company domiciled in, or government of, a non-US country.

14.
Comment: For Delaware Ivy Global Bond Fund, please add “ESG risk” under “What are the principal risks of investing in the Fund?” or describe why such an addition is not appropriate. In addition, briefly identify examples of the ESG criteria considered, and whether the screen would be applied for some investments or all.

Response: The following language is added to the sections of the Fund’s Prospectus entitled “What are the Fund’s principal investment strategies?” and “Our principal investment strategies”:

The Manager relies on a proprietary ESG framework where issuers are assessed on their exposure to, and management of, environmental, social and governance risks. The Manager’s ESG framework relies on its quantitative and qualitative analysis of factors such as industry sector, issuer specific factors such as history and management, and data from multiple sources, including government reports, company filings and external data providers. This framework is subjective in nature and not intended to be an exhaustive list of all possible risks and are provided as an indication of the types of factors being utilized by the Manager.

In addition, ESG investing risk will be added as a risk under “What are the principal risks of investing in the Fund?” and be included as a “Principal Risk” for the Fund in the statutory risk section.

15.
Comment: For Delaware Ivy Global Bond Fund, please consider whether “asset-backed/mortgage-backed security risk” should be added as a principal risk under “What are the principal risks of investing in the Fund?”

Response: Mortgage-backed and asset-backed securities risk will be added as a risk under “What are the principal risks of investing in the Fund?” and be included as a “Principal Risk” for the Fund in the statutory risk section.

16.
Comment: Please consider whether Derivatives risk should be added as a risk under “What are the principal risks of investing in the Fund?” and disclosed as a “Principal Risk” under “How we manage the Funds – The risks of investing in the Funds” for Delaware Ivy Global Bond Fund given the fact that “[t]he Fund may also use a wide range of derivatives instruments” as stated on page 2 of the Prospectus. If not, please explain why not.

Response: Derivatives risk will be added as a risk under “What are the principal risks of investing in the Fund? And will be included as a “Principal Risk” for the Fund in the statutory risk section.

17.	Comment: For both Funds, consider whether “IBOR risk” should instead be referred to as “LIBOR risk” or “LIBOR transition risk” to more accurately describe the risks disclosed therein.

Response: The Funds believe that the risk is accurately described and appropriately reflects future IBOR-related risks in addition to the more immediate LIBOR-related risk. Therefore, the Funds respectfully decline this comment.

18.
Comment: For Delaware Ivy International Value Fund, because it uses the term “international” in its name, add disclosure explaining that under normal market conditions, the Fund will invest at least 40% of its net assets in non-U.S. securities. In addition, include an explanation that under normal conditions, the Fund will be invested in multiple non-U.S. countries.

Response: The following language is added to the sections of the Fund’s Prospectus entitled “What are the Fund’s principal investment strategies?” and “Our principal investment strategies”:

The Fund will invest at least 65% of its total assets in equity securities of issuers that are organized, have a majority of their assets, or generate the majority of their operating income outside the United States. The Fund may invest more than 25% of its total assets in the securities of issuers located in the same country. The Fund may invest up to 15% of its total assets in emerging markets securities.

19.	Comment: For Delaware Ivy International Value Fund, consider adding disclosure about consumer staples risks since it such investments are disclosed as a principal strategy.

Response: Delaware Ivy International Value Fund focuses, rather than concentrates, in consumer staples, and will revise its principal investment strategies accordingly. In addition, the Fund will add risk disclosure related to its focus on consumer staples.

20.
Comment: For both Funds, include a sentence under “How has [the Fund] performed?” to note that the prior performance does not reflect the investment strategy changes effective as of November 15, 2021. For Delaware Ivy International Value Fund, in particular, consider combining this reference with the performance changes already noted.

Response: The requested changes will be made.

21.
Comment: Clarify the reference in the section of the Prospectus entitled “Broker-defined sales charge waiver policies” related to “[t]he information in this Appendix” because it does not appear to be located in an appendix.

Response: The reference to the Appendix will be deleted.

Delaware Ivy Multi-Asset Income Fund/Delaware Ivy Total Return Bond Fund Registration Statement

22.
Comment: For both Funds, please move the paragraph related to the voluntary waiver out of the section of the Prospectus entitled “What are the Fund’s fees and expenses?”. Voluntary waivers can only be disclosed after the summary section of the prospectus.

Response: The Funds will change the voluntary waivers to contractual waivers that will be reflected in the fee table and footnotes and will run from November 15, 2021 through November 15, 2022. The paragraphs related to the voluntary waivers will be deleted.

23.
Comment: For both Funds, in the section of the Prospectus entitled “What are the Fund’s fees and expenses?” the contractual fee waivers are required to run for a full year from the date of effectiveness of the Prospectus in order to be shown in the summary section.

Response: The contractual waivers will run from November 15, 2021 through November 15, 2022 and the related footnote disclosure will be revised accordingly.

24.	Comment: For Delaware Ivy Multi-Asset Income Fund, please add principal risk disclosure for natural resources securities and commodities.

Response: The Fund will add Commodity-related investments risk and Natural resources risk under in “What are the principal risks of investing in the Fund?”

25.
Comment: For Delaware Ivy Multi-Asset Income Fund, consider adding disclosure about any applicable risks stemming from the Fund’s investments in MLPs under “What are the principal risks of investing in the Fund?” in the Prospectus.

Response: The Fund will add MLP risk under “What are the principal risks of investing in the Fund?” and as a “Principal Risk” under “How we manage the Funds – The risks of investing in the Funds”.

26.	Comment: For Delaware Ivy Total Return Bond Fund, since Duration risk is included in “What are the principal risks of investing in the Fund?”, disclose the relevant maturity and duration parameters in “What are the Fund’s principal investment strategies?” Please include an example of how duration works (e.g., what happens when interest rates rise or fall).

Response: The Fund will add the following to “What are the Fund’s principal investment strategies?” and “Our principal investment strategies”:

The Fund may invest in bonds of any maturity or duration.

The Fund believes that the existing disclosure under its Item 9 principal risks provides a thorough explanation of duration:

In general, a portfolio of debt, mortgage-related and asset-backed securities and other fixed-income obligations experiences a decrease in principal value with an increase in interest rates. The extent of the decrease in principal value may be affected by a Fund's duration of its portfolio of debt, mortgage-related and asset-backed securities and other fixed-income obligations. Duration measures the relative price sensitivity of a security to changes in interest rates. “Effective” duration takes into consideration the likelihood that a security will be called, or prepaid, prior to maturity given current market interest rates. Typically, a security with a longer duration is more price sensitive than a security with a shorter duration. In general, a portfolio of debt, mortgage-related and asset-backed securities experiences a percentage decrease in principal value equal to its effective duration for each 1% increase in interest rates. For example, if a Fund holds a portfolio of securities with an effective duration of five years and interest rates rise 1%, the principal value of such securities could be expected to decrease by approximately 5%.

27.
Comment: For Delaware Ivy Total Return Bond Fund, please add “ESG risk” under “What are the principal risks of investing in the Fund?” or describe why such an addition is not appropriate. In addition, briefly identify examples of the ESG criteria considered, and whether the screen would be applied for some investments or all.

Response: The following language is added to the sections of the Fund’s Prospectus entitled “What are the Fund’s principal investment strategies?” and “Our principal investment strategies”:

The Manager relies on a proprietary ESG framework where issuers are assessed on their exposure to, and management of, environmental, social and governance risks. The Manager’s ESG framework relies on its quantitative and qualitative analysis of factors such as industry sector, issuer specific factors such as history and management, and data from multiple sources, including government reports, company filings and external data providers. This framework is subjective in nature and not intended to be an exhaustive list of all possible risks and are provided as an indication of the types of factors being utilized by the Manager.

In addition, ESG investing risk will be added as a risk under “What are the principal risks of investing in the Fund?” and be included as a “Principal Risk” for the Fund in the statutory risk section.

28.
Comment: Nondiversification risk is included on page 39 of the Prospectus under Delaware Ivy Total Return Bond Fund – Non-Principal Risks. Please add related references to the summary prospectus principal strategies and risks if the Fund is nondiversified.

Response: The Fund is diversified and the related reference has been deleted.

29.	Comment: For both Funds, consider whether “IBOR risk” should instead be referred to as “LIBOR risk” or “LIBOR transition risk” to more accurately describe the risks disclosed therein.

Response: The Funds believe that the risk is accurately described and appropriately reflects future IBOR-related risks in addition to the more immediate LIBOR-related risk. Therefore, the Funds respectfully decline this comment.

30.	Comment: For both Funds, include a sentence under “How has [the Fund] performed?” to note that the prior performance does not reflect the investment strategy changes effective as of November 15, 2021.

Response: The requested change will be made.

31.
Comment: Clarify the reference in the section of the Prospectus entitled “Broker-defined sales charge waiver policies” related to “[t]he information in this Appendix” because it does not appear to be located in an appendix.

Response: The reference to the Appendix will be deleted.

* * * * *

Please do not hesitate to contact me at (215) 564-8071 if you have any questions or wish to discuss any of the responses presented above.
Very truly yours,

/s Taylor Brody Taylor Brody